List of Subsidiaries



Linens 'n Things Center, Inc.

Bloomington MN., L.T., Inc.

Linens 'n Things Investment Canada I Company

Linens 'n Things Investment Canada II Company

Rockford L.T., Inc.

Linens 'n Things Canada, Inc.

Linens 'n Things Canada Limited Partnership

LNT, Inc.

Southside Square Linens 'n Things, Inc.

Portchester Linens 'n Things, Inc.

LNT Leasing, LLC